UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From                     to

Commission File Number 0-14278

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MICROSOFT CORPORATION EMPLOYEE STOCK PURCHASE PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Microsoft Corporation

One Microsoft Way

Redmond, Washington 98052-6399

Microsoft Corporation

Employee Stock Purchase Plan

Financial Statements as of December 31, 2013 and

2012, and for Each of the Three Years in the Period

Ended December 31, 2013, and Report of Independent

Registered Public Accounting Firm

MICROSOFT CORPORATION

EMPLOYEE STOCK PURCHASE PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

Microsoft Corporation

Employee Stock Purchase Plan

Redmond, Washington

We have audited the accompanying statements of net assets available for benefits of the Microsoft Corporation Employee Stock Purchase Plan (the “Plan”), previously known as the Microsoft Corporation 2003 Employee Stock Purchase Plan, as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Plan’s Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Seattle, Washington

March 24, 2014

MICROSOFT CORPORATION

EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,	2013	2012
Assets
Plan cash held by Microsoft	$12,485,252	$14,082,306

Liabilities
Payable to Participants	12,485,252	14,082,306
Net assets available for benefits	$0	$0

See accompanying notes.

MICROSOFT CORPORATION

EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31,	2013	2012	2011

Additions
Employee contributions, net of withdrawals	$580,157,877	$548,435,578	$490,255,894

Deductions
Cost of Shares purchased	567,672,625	534,353,272	481,776,239
Payable to Participants	12,485,252	14,082,306	8,479,655
Total deductions	580,157,877	548,435,578	490,255,894

Changes in net assets available for benefits	0	0	0

Net assets available for benefits, beginning of year	0	0	0

Net assets available for benefits, end of year	$0	$0	$0

See accompanying notes.

MICROSOFT CORPORATION

EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 — THE PLAN AND ACCOUNTING PRINCIPLES

Accounting Principles

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America.

General

The Microsoft Corporation Employee Stock Purchase Plan (the “Plan”) became effective on January 1, 2013. The Plan is an amendment, restatement, and continuation of the Microsoft Corporation 2003 Employee Stock Purchase Plan (the “2003 Plan”), which expired on December 31, 2012.

The Plan is intended to provide eligible employees of Microsoft Corporation (the “Company”), who wish to become shareholders in the Company, a convenient method of doing so. The Plan covers substantially all employees of the Company who are considered “regular employees” of the Company, whose hire date is before the first business day of the offering period, and where customary employment is for more than five months in any calendar year.

Plan Administration

Fidelity is the administrator of the Plan (the “Plan Administrator”). The Plan Administrator believes the Plan meets the qualification standards of Section 423 of the Internal Revenue Code of 1986, pursuant to which the Plan is not subject to taxation. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974.

Contributions

Plan participants (“Participants”) may make contributions to the Plan through payroll deductions (pre-tax contributions not to exceed 15% of their compensation, as defined in the Plan document) for the purpose of purchasing the Company’s common stock. Participant contributions are not subject to vesting and thus are fully-vested at all times.

Share Purchases

Participants may elect to purchase shares of the Company’s common stock (“Shares”) at 90% of the closing price reported on the exchange where the Shares are traded (“Fair Market Value”) on the last business day of each of the offering periods. The Plan operates with separate consecutive three-month offering periods ending March 31, June 30, September 30, and December 31, with offering dates of April 1, July 1, October 1, and January 1, respectively. Shares are recorded as purchased on the trade date, which is the last day of each offering period. Once Shares are settled in the subsequent period, they are distributed to each Participant’s account by the stock transfer agent.

Participants purchased 19,147,603 Shares through the Plan during the year ended December 31, 2013 and purchased 19,859,068 Shares and 21,026,075 Shares through the 2003 Plan during the years ended December 31, 2012 and 2011, respectively. Under the Plan, 180,852,397 Shares are reserved for future issuance as of December 31, 2013. The maximum number of Shares that will be offered under the Plan is 200,000,000.

Withdrawals

If, at any time prior to the first day of the last calendar month of an offering period, a Participant elects to withdraw from the Plan, or if at any time a Participant’s employment has been terminated, the Plan refunds any amounts withheld in that period, plus any carryover from the previous period, back to the Participant. All such amounts are included in Employee contributions, net of withdrawals, in the Statements of Changes in Net Assets Available for Benefits. Refunds resulting from Participant withdrawals and terminations from the Plan were not significant during any of the periods presented.

Payable to Participants

Payable to Participants represents cash in Participant accounts that was contributed to the Plan in amounts greater than the cost of the maximum number of Shares allowed to be purchased in a three-month offering period (see Limitations below). All such amounts will be refunded to Participants from the Plan in the following offering period and, as such, are not included in net assets available for benefits.

Limitations

Employees owning Shares representing 5% or more of the total combined voting power or value of all classes of shares of the Company are not permitted to subscribe for any Shares under the Plan. Under the Plan, no Participant may purchase more than 2,000 Shares of stock during a three-month offering period. Additionally, Participants are prohibited from purchasing Shares through the Plan with an aggregate Fair Market Value in excess of $25,000 in any one calendar year.

Administrative Expenses

All expenses for Plan administration are paid by the Company and are not reflected in the accompanying financial statements.

Termination

The Plan shall terminate at the earliest of the following:

•	December 31, 2022;

•

the date of the filing of a Statement of Intent to Dissolve by the Company or the effective date of a merger or consolidation (except with a related company) where the Company is not to be the surviving corporation;

•	the date the Board acts to terminate the Plan; and

•	the date when all Shares reserved under the Plan have been purchased.

In the event of a dissolution, merger, or acquisition of the Company, the Company may permit a Participant to purchase Shares to the extent of accumulated payroll deduction funds in the Participant’s account. In the event of a termination of the Plan, Plan assets will be returned to the Participants.

NOTE 2 — PLAN ASSETS

The Plan’s cash is maintained by the Company on behalf of the Plan.

* * * * * *

SIGNATURE

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Microsoft Corporation Employee Stock Purchase Plan

/s/ LISA BRUMMEL

Lisa Brummel
Executive Vice President, Human Resources
March 24, 2014